December 12, 2006
VIA Edgar and Facsimile
United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: William Thompson

Re:	Cash America International, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 2, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
Filed April 28, 2006, July 28, 2006 and November 2, 2006
File No. 333-64804
Dear Mr. Thompson:
     This letter responds to the Staff’s comment letter dated November 28, 2006, addressed to the Company.
     For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment.
Form 10-K for Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23.
Results of Continuing Operations, page 27
1.	We note that you present combined financial and statistical data related to cash advance and check cashing services provided by your stores with the financial and statistical data of third party lenders and franchisees in the tables on pages 28 and 29. We also note that fees from third-party lenders and royalties from franchisees are combined with revenues from your cash advance and check cashing store operations in your discussion and analysis of operating results for the years presented. Please explain to us why it is more meaningful and informative to present combined financial and statistical data as opposed to presenting the data separately. Please also explain to us why a separate presentation and discussion of financial and statistical data related to transactions originated by your stores and transactions originated by third-party lenders and franchisees, including separate disclosure regarding cash advance portfolios acquired from third-party lenders, would not be more meaningful and relevant to an understanding of your business and operating performance. In that regard, we assume that your average transaction fees and revenues from store originated transactions differ from the amounts of average fees, royalties and revenues received from third-party lenders and franchisees and the amounts of average fees and revenues realized on acquired cash advances originated by third party lenders. Please advise. We may have further comment after reviewing your response.

United States Securities and Exchange Commission
December 12, 2006

          RESPONSE:
          In regard to cash advances: The cash advance products that we offer in our stores, whether they are cash advances we make directly or that we offer on behalf of third party lenders, have similar terms, size, transaction fees, term to maturity, performance and expected profitability to the Company. Accordingly, we believe that presenting this financial and statistical data on an aggregate basis is more meaningful and transparent to the reader than it would be if disclosed separately. The information is most useful to readers in this format because it summarizes the key volume and metrics affecting the cash advance activity, which is necessary to understand our business and its operating performance. For those readers interested in more details, we have included additional disclosures separately addressing the Company-owned and third-party lender-owned portfolios in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 4, Cash Advances, Allowance for Losses and Accruals for Losses on Third-Party Lender-Owned Cash Advances.
          In regard to check cashing: Check cashing segment revenues consist primarily of royalties from franchisees. Such revenues are almost wholly related to the volume of checks cashed during the period and the accompanying fees generated. Additionally, since the Company owns only five of the 136 check cashing segment locations included in this disclosure for the year ended December 31, 2005, we do not believe that the reader would benefit or would receive meaningfully different information by disclosing this data separately for franchised locations and Company-owned locations. In order to provide the reader with the most meaningful information, we believe that presenting the aggregate face amount of checks cashed and gross fees collected is necessary. To the extent that the Company-owned locations would become a more significant portion of this business, we would consider the disclosure of separate financial and statistical data.
          In no case have we combined fees related to third party lenders with royalties from franchisees. The cash advance segment does not have franchises and, accordingly, does not have royalties from franchises. Any check cashing revenue within the cash advance segment (which is a small ancillary portion of its revenue) is reflected separately.
          We believe that the footnotes related to the statistics inform the reader of items that are combined or included in the statistics. In the future we will refer the reader to Note 4 of Notes to Consolidated Financial Statements and the relevant section of Management’s Discussion and Analysis of Financial Condition and Results of Operations for expanded discussions of these items for the reader seeking additional detailed information.

United States Securities and Exchange Commission
December 12, 2006

Financial Statements and Supplementary Data, page 46
Consolidated Statements of Income, page 51
2.	Please tell us your basis in GAAP for presenting the net revenue line item and why you believe your presentation meets the disclosure requirements of Rule 5-03(b) of Regulation S-X. We note that you identify direct operating expenses related to pawn lending activities; cash advance and check cashing services in your segment footnote. Please tell us what consideration you have given to separately presenting costs and expenses attributable to pawn lending, cash advance and check cashing services pursuant to Rule 5-03(b)(2) of Regulations S-X.
          RESPONSE:
          Based on our understanding of GAAP, we do not believe that we are precluded from presenting a net revenue line item on our Consolidated Statements of Income and believe that our presentation meets the disclosure requirements of Rule 5-03(b) of Regulation S-X. We have separately disclosed each of our significant sources of revenue, primarily lending activities, pursuant to Rule 5-03(b)(1), and the related cost applicable to this revenue, which is directly related to these lending activities, pursuant to Rule 5-03(b)(2). As a result of the presentation of net revenue, the reader is provided with the yield from our earning assets that generate our primary sources of revenue.
          Further, in regard to Rule 5-03(b)(2), we believe that we have properly and adequately provided separate presentation of the costs and expenses attributable to revenue streams from pawn lending, cash advance and check cashing services, to the extent our accounting systems and processes reasonably allow. In that respect:
(1)	We have separately disclosed costs related to the disposition of merchandise, which is an integral part of the pawn lending process, under “Cost of Revenue”;

(2)	We have separately disclosed loss provision expense, which is related to the cash advance process, under “Expenses”, as it is considered to be a cost of operations;

(3)	We have not separately disclosed costs attributable to check cashing services as these costs are included within “Operations” in the “Expenses” section of the Consolidated Statements of Income, and are not individually significant;

(4)	We have not separately disclosed other expenses related to these revenue streams (e.g., personnel costs, occupancy costs, etc.) as they are not tracked or allocated to specific sources of revenue. For example, within a single pawn lending location, an employee may sell merchandise, handle a customer pawn loan advance or repayment and process a cash advance on behalf of a customer, all within a short period of time. Floor space in the location is shared just as the costs are shared among sources of revenue within the pawn lending location. Therefore, we are unable to accurately assign costs to each revenue element and our systems are not designed to track these direct and indirect costs of revenue; however, expenses are disclosed separately for each reporting segment (Pawn Lending, Cash Advance and Check Cashing) at Note 18, “Operating Segment Information” beginning on page 75.

United States Securities and Exchange Commission
December 12, 2006

Consolidated Statements of Cash Flows, page 53
3.	Please tell us why repayments and borrowings under your bank lines of credit qualify for net reporting. Refer to paragraphs 11 through 13 of SFAS 95. To the extent that these amounts do not quality for net reporting, please disclose gross borrowings and repayments under your bank lines of credit in future filings.
          RESPONSE:
          As stated in paragraphs 12 and 13 of SFAS 95, for certain items, the turnover is quick, the amounts are large, and the maturities are short, therefore, only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the enterprise’s operating, investing, and financing activities. Items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less. Our borrowings under the bank line of credit consist of tranches, each evidenced by specific signed documentation, with maturities between 7 to 30 days which meet the criteria of quick turnover, large amounts and short maturities for net reporting.
4.	Please tell us why proceeds from the sale of discontinued operations are reflected in cash used by investing activities of continuing operations. Please also tell us why net cash provided by discontinued operations is deducted from the net increase in cash and cash equivalents in arriving at cash and cash equivalents at end of year. If the cash and cash equivalents of discontinued operations were classified as assets held for sale, we would expect the change to be classified in net cash used by investing activities of discontinued operations. Please advise. Also, please revise future filings as appropriate.
          RESPONSE:
          The sale of discontinued operations was a strategic business decision of the parent company’s management. Accordingly, proceeds from the sale of the discontinued operations are reflected as an investing activity of continuing operations because such proceeds became available to continuing operations and benefited continuing operations, but did not arise from operating activities of the continuing operations prior to the sale. Net cash provided by discontinued operations represented the cash and cash equivalents retained by the discontinued operations, and were deducted from the net increase in cash and cash equivalents in order to reconcile to the ending cash and cash equivalents balance of continuing operations.

United States Securities and Exchange Commission
December 12, 2006

Notes to Consolidated Financial Statements, page 54
Note 2. Summary of Significant Accounting Policies, page 54
5.	In future filings please disclose your accounting policy regarding the classification of cash flows from disposition of merchandise.
     RESPONSE:
     In future filings, we will disclose our accounting policy regarding the classification of cash flows from disposition of merchandise substantially as:
     “Cash received upon the sale of forfeited merchandise is classified as a recovery of principal on unredeemed loans under investing activities and any related profit or loss on disposed merchandise is included in operating activities in the period when the merchandise is sold.”
6.	In future filings please disclose the types of expenses included in the operations and administrative expense line items.
          RESPONSE:
          In future filings, we will disclose the types of expenses included in the operations and administrative expense line items substantially as:
     “Operations expenses include expenses incurred on personnel, occupancy and marketing that are directly related to the pawn lending, cash advance and check cashing operations. These costs are incurred within the lending locations and the Company’s call centers for customer service and collections. In addition, similar costs related to the non-home office management supervision and oversight of locations are included in operations expenses. Administration expenses include expenses incurred on personnel and general office expenses such as accounting and legal expenses directly related to corporate administrative functions.”
Note 3. Acquisitions, page 60
7.	We note that pro forma adjustments reflect the elimination of certain general and administrative expenses of Camco, Inc. primarily consisting of compensation and related expenses of Camco, Inc.’s owner and other members of its management team which you do not employ. With reference to authoritative literature please tell us why this is an allowed pro forma adjustment. In this regard, paragraph 55 of SFAS 141 does not appear to allow an adjustment of this nature. To the extent necessary please revise in future filings.

United States Securities and Exchange Commission
December 12, 2006

          RESPONSE:
          Although paragraph 55 of SFAS 141 does not appear to address our presentation, we believe that paragraph 54 of SFAS 141 and Regulation S-X, Rule 11-02 paragraph (6), (i), (ii) and (iii) do support our presentation. This guidance states that pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the earliest period presented and shall include adjustments which give effect to events that are directly attributable to the transaction, are expected to have a continuing impact on the registrant, and are factually supportable.
          Assuming that assets of Camco, Inc. had been acquired on January 1, 2004, the owner and CEO and certain other members of Camco, Inc.’s management team (specifically the President, CFO and CIO) would not have been employed during that period. In order to present meaningful information to the reader, the amounts related to the compensation for these individuals were eliminated from the pro forma statement of income for the year ended December 31, 2004 because the elimination of Camco, Inc.’s management team was directly attributable to the terms of the transaction and was evidenced by the non-competition agreement that we entered into with the top 4 executive officers of Camco, Inc. on December 12, 2004. It did have a continuing impact on our results of operations and was factually supportable. In our opinion, this approach is consistent with SFAS 141 and Rule 11-02 of Regulation S-X.
Note 4. Cash Advances, Allowance for Losses and Accruals for Losses on Third-Party Lender-Owned Cash Advances, page 62
8.	Please tell us your basis in GAAP for disclosing the cash advance portfolio originated and owned by banks and non-bank third-party lenders and presenting these portfolios and related statistics. Please also tell us why it would not be more relevant to separately disclose the portfolio and related statistics of cash advance subparticipation interests acquired from banks and loans acquired from non-bank third-party lenders as a result of your guarantee obligations.
          RESPONSE:
          We believe that presenting a reconciliation between the aggregate cash advance portfolio, including Company-owned and third-party lender-owned cash advances, and the net cash advances and fees receivable provides the reader with the appropriate level of detail and transparency. In regard to your suggestion that we separately disclose the portfolio and related statistics of cash advance sub-participation interests acquired from banks and loans acquired from non-bank third-party lenders as a result of our guarantee obligations, we believe that, due to the commonalities of the performance and profitability of these portfolios, separate disclosure of this information in these tables and schedules is not warranted. We have included information regarding volume and revenue related to these elements elsewhere to show the magnitude and perspective, but such information would not enhance the disclosure in these tables.

United States Securities and Exchange Commission
December 12, 2006

Controls and Procedures, page 80
9.	We note that you state your disclosure controls and procedures were effective in timely alerting your Chief Executive Officer and Chief Financial Officer to the material information required to be included in your periodic filings with the Securities and Exchange Commission. Please revise to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. See Exchange Act Rule 13a-15(e). Please similarly revise your Form 10-Q for each of the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006.
          RESPONSE:
          We acknowledge and represent that the disclosure controls are effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. We believe that our incorporation of the definition of “disclosure controls and procedures” by reference to Rule 13a-15(e) into our disclosure concerning the effectiveness of our disclosure controls also incorporates, by the same reference, the conclusions with respect to the recording, processing, summarizing and reporting of required information. Accordingly, we ask that we be permitted to include the requested clarification on a going forward basis, rather than being required to amend the Form 10-K for 2005 and the subsequent Forms 10-Q.
10.	You state in the third paragraph “The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or internal controls will prevent all possible error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm#ii4>. Please similarly revise your Form 10-Q for each of the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006.
          RESPONSE:
          We acknowledge and represent that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level. We believe also that the reference in our response to the reasonable assurance provided by a control system, as well as the conclusions of management concerning the effectiveness of the disclosure controls, includes the requested information. We ask, therefore, that we be permitted to provide language consistent with Section II.F.4 of Release 33-8238 and your comment number 10 on a going-forward basis, rather than being required to amend our Form 10-K for 2005 and the subsequent Forms 10-Q.

United States Securities and Exchange Commission
December 12, 2006

11.	You state that there were no significant changes in your internal control over financial reporting. Please revise to state, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or is reasonable likely to materially affect, your internal control over financial reporting. In addition, please note that your disclosure of changes in internal controls over financial reporting should not be limited to those identified in connection with management’s evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Please revise accordingly. In addition, please similarly revise as applicable, the disclosures in Form 10-Q for each of the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.
          RESPONSE:
          We acknowledge and represent that there were no changes in our internal controls during the quarters referred to in our Form 10-K for 2005 and the subsequent Forms 10-Q that materially affected or are reasonably likely to affect, our internal control over financial reporting, and note also that there were no changes to internal controls during such periods requiring disclosure. The disclosure of no “significant” changes in internal controls is, in our opinion, disclosure that is equivalent to the disclosure requested. Accordingly, we request that we be permitted to provide the language requested, as appropriate, on a going forward basis rather than being required to amend our Form 10-K for 2005 and the subsequent Forms 10-Q.
Form 10-Q for Quarterly Period Ended September 30, 2006
Item 1. Financial Statements
Notes to Consolidated Financial Statements, page 5
Note 3. Acquisitions, page 9
12.	In future filings please disclose a description of the factors that contributed to recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.
          RESPONSE:
          We will make such disclosures in our future filings.

United States Securities and Exchange Commission
December 12, 2006

     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the findings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
     We would be pleased to discuss with you any additional questions the Staff may have regarding the Company’s disclosures. If you have any questions or comments regarding the information set forth above, please feel free to contact me at (817) 570-1655.
Sincerely yours,
CASH AMERICA INTERNATIONAL, INC.

Thomas A. Bessant, Jr.
Executive Vice President & Chief Financial Officer

Cc:	Adam Phippen Securities and Exchange Commission